Exhibit No. 99.2
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
Mexico City, January 20, 2009:
Satmex announced plans to hold a conference call on January 27, 2009 beginning at 12.00 PM EST.
The dialing instructions for the call are:
US Toll-Free: 1-800-729-7116
International: 1-212-231-6020
The call will be recorded and replay will be available from 2:30 PM EST on January 27, 2009 to 2:30 PM EST on February 3, 2009. The replay information will be:
US Toll-Free: 1-800-633-8284
International: 1-402-977-9140
Reservation Number: 21412459